February 21, 2020

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Capitol Series Trust (the “Registrant”) – File Nos. 811-22895, 333-191495

Dear Ms. Fettig:

You recently provided comments relating to the review, pursuant to the Sarbanes-Oxley Act of 2002, by the staff of the Securities and Exchange Commission of the annual shareholder report filing for series portfolios of the Trust with a fiscal year ended September 30, 2019, including the Fuller & Thaler Behavioral Small-Cap Equity Fund, Fuller & Thaler Behavioral Small-Cap Growth Fund, Fuller & Thaler Behavioral Mid-Cap Value Fund, Fuller & Thaler Behavioral Unconstrained Equity Fund, Fuller & Thaler Behavioral Small-Mid Core Equity Fund, and Fuller & Thaler Behavioral Micro-Cap Equity Fund (each of the foregoing may be referred to as a “Fund” and collectively as the “Funds”). This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Registrant’s response below each such comment.

Comments Pertaining to Investment Results

1.	Comment: All Funds: Pursuant to Item 27(b)(7)(ii)(B) and Item 26(b)(1) of Form N-1A, please reflect sales loads in the average annual returns tables of the Funds as described in the Securities and Exchange Commission (“SEC”) release ADI 2019-09.

Response: The Registrant will make the requested revision in future filings.

Comments Pertaining to Availability of Portfolio Schedules

2.	Comment: All Funds: Please revise the disclosure statement regarding the availability of the quarterly portfolio schedule for each Fund to match the statement set forth in Item 27(d)(3) of Form N-1A.

Response: The Registrant will make the requested revision in future filings.

Comments Pertaining to Schedule of Investments

3.	Comment: Fuller & Thaler Behavioral Small-Cap Equity Fund: The Fund’s prospectus includes securities lending and investments in exchange-traded funds (“ETFs”), business development companies (“BDCs”), and real estate investment trusts (“REITs”) as part of the principal investment strategy of the Fund. However, the Schedule of Investments reflects that the Fund has not held ETFs, BDCs or REITs or participated in securities lending in the past three years. Please consider whether the Fund uses these strategies as a principal investment strategy.

Response: The Registrant believes that REITs and securities lending will continue to be principal investment strategies of the Fuller & Thaler Behavioral Small-Cap Equity Fund, but will remove reference to BDCs and ETFs from its principal investment strategies and risks disclosure.

Comments Pertaining to Statements of Assets and Liabilities

4.	Comment: Fuller & Thaler Behavioral Small-Cap Equity Fund, Fuller & Thaler Behavioral Small-Cap Growth Fund, Fuller & Thaler Behavioral Mid-Cap Value Fund: The Statements of Assets and Liabilities reflects payables to auditors for the Fuller & Thaler Behavioral Small-Cap Equity Fund, Fuller & Thaler Behavioral Small-Cap Growth Fund, and Fuller & Thaler Behavioral Mid-Cap Value Fund that are greater than the audit expense for the year for each Fund. Please explain why the payable amount for each Fund is greater than the expense. Please also confirm by correspondence that all audit fees are paid and current.

Response: The Funds referenced in the comment above were slightly over-accrued at the prior fiscal year end, so the amounts expensed during the fiscal year 2019 were adjusted for those over-accruals. The Registrant confirms that all audit fees are paid and current.

Comments Pertaining to Financial Highlights

5.	Comment: All Funds: Please add a footnote to the Financial Highlights stating the sales load is not reflected in total return for each Fund as required by Item 13 Instruction 3(b) under Form N-1A.

Response: The Registrant will make the requested revision in future filings.

Comments Pertaining to Notes to Financial Statements

6.	Comment: Fuller & Thaler Behavioral Unconstrained Equity Fund and Fuller & Thaler Behavioral Micro-Cap Equity Fund: The Fuller & Thaler Behavioral Unconstrained Equity Fund and Fuller & Thaler Behavioral Micro-Cap Equity Fund are identified as non-diversified in the prospectus; however, their annual reports and the Registrant’s related filing on Form N-CEN do not identify them as non-diversified. Please confirm the diversification status of each Fund and revise any relevant disclosure accordingly.

Response: The Registrant confirms that the Fuller & Thaler Behavior Unconstrained Equity Fund intends to operate as a non-diversified fund, while the Fuller & Thaler Behavioral Micro-Cap Equity Fund intends to operate as a diversified fund. The Registrant notes that Item 4 of each Fund’s registration statement on Form N-1A correctly reflects that fund’s specific status. The Registrant will file an amended Form N-CEN reflecting each Fund’s status appropriately, and will ensure that future annual reports are accurate.

7.	Comment: All Funds: Please revise the disclosure relating to the estimation of the character of REIT distributions to clarify that, in the future, these REIT distributions may be classified as a return of capital.

Response: The Registrant will make the requested revision in future filings.

Comments Pertaining to the Prospectus

8.	Comment: All Funds: Please revise the sequence of the principal investment risks disclosed in the prospectus so that the risks are ordered by those most likely to adversely impact the Net Asset Value of the Fund.

Response: The Registrant respectfully declines to modify the presentation of the Fund’s principal risks. It is our understanding that presenting the Fund’s principal risks in order of importance is not required by Form N-1A. In addition, the Registrant is concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks. Registrant also believes that such ranking is potentially misleading to investors because the risks that are most likely to adversely impact the net asset value of the Fund may change during the effectiveness of the registration statement depending on market events and market conditions. Finally, the Registrant is also concerned that such a presentation may invite litigation in the event that risks identified as lower in importance come into existence in a manner that impacts the Registrant.

9.	Comment: Fuller & Thaler Behavioral Small-Cap Equity Fund: The Fee Table for the Fuller & Thaler Behavioral Small-Cap Equity Fund’s R6 Shares and Institutional Shares does not include recaptured expenses. Please confirm whether the investment adviser recaptured fees from these share classes during the prior fiscal year and, if so, please explain why these fees are not included in the Fund’s Fee Table.

Response: The Registrant confirms that fees were recaptured during the previous fiscal year for Institutional and R6 Shares; however, there were no additional amounts that were previously waived and eligible for recapture, due to a subsequent revision to the expense limitation agreement.

Comments Pertaining to Filings of FORM N-CEN

10.	Comment: All Funds: In the FORM N-CEN relating to the Funds filed on December 16, 2019, the Trust marked “yes” to Item B.10. relating to whether matters were submitted by the Trust for its security holders’ vote during the reporting period. Please confirm that the Trust correctly answered Item B.10.

Response: The Registrant confirms that no matters were submitted to its security holders for vote during the reporting period, and will file an amended Form N-CEN to reflect the corrected answer.

11.	Comment: All Funds: The Trust marked “no” to Item C.20.a relating to the Funds having an available line of credit. The Financial Statements for certain Funds include expenses for interest charge to the Funds. Please disclose the source of the interest expense listed in the Financial Statements.

Response: The interest expense disclosed on the Statement of Operations reflects overdraft fees charged by the custodian during the fiscal year, which were related to unanticipated redemption requests.

12.	Comment: All Funds: The Trust did not provide a response to Item C.21. relating to the Funds engaging in swing pricing. Please provide a response for Item C.21., or provide an explanation for why the Trust believes a response is not required for Item C.21.

Response: The Registrant believes that a software error resulted in the Registrant’s response to Item C.21. being omitted from the filing, and is investigating the issue alongside the software vendor. The Registrant confirms that the Funds did not engage in swing pricing during the reporting period, and will file an amended Form N-CEN to include the answer.

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If you have any questions or additional comments, please call Zachary Richmond at (513) 869-4279.

Sincerely,
/s/ Zachary Richmond
Zachary Richmond
Treasurer, Capitol Series Trust